                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

____ Form 10-K     ____ Form 20-F     ____Form 11-K     __X__ Form  10-Q

____ Form N-SAR


For Period Ended: September 30, 2001
                 --------------------------------------------------------------

[    ]    Transition Report on Form 10-K
[    ]    Transition Report on Form 20-F
[    ]    Transition Report on Form 11-K
[    ]    Transition Report on Form 10-Q
[    ]    Transition Report on Form N-SAR

For the Transition Period Ended:
                                -----------------------------------------------

-------------------------------------------------------------------------------
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable
-------------------------------------------------------------------------------

PART I --  REGISTRANT INFORMATION

Enron Corp.
-------------------------------------------------------------------------------
Full Name of Registrant

1400 Smith Street
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Houston, Texas  77002
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X   (a) The reasons described in reasonable detail in Part III of this form
---  could not be eliminated without unreasonable effort or expense;

 X (b) The subject annual report, semi-annual report, transition report on --- Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) --- has been attached if applicable.

PART III  --  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Although the management of Enron Corp. ("Enron" or the "Company") has been working diligently to complete and file in a timely manner the Company's quarterly report on Form 10-Q for the third quarter ended September 30, 2001, the recent developments described in more detail in Enron's Form 8-K filed November 8, 2001 and attached hereto as Exhibit A (see Part IV of this form) and Enron's recently announced plan to merge with Dynegy Inc. have led management to conclude that five additional days are required to compile and present the information required by the federal securities laws and, in particular, in the Form 10-Q otherwise required to be filed on November 14, 2001 under the Securities Exchange Act of 1934, as amended, in a manner that will provide investors with the most meaningful and complete disclosure of current and historical financial and business information.

In light of the information in the Company's Form 8-K filed last week and the Company's agreement to merge, the Company needs a brief period of additional time -- the five days provided under Rule 12b-25(b)(2) -- to assess carefully and communicate in the Form 10-Q to the fullest extent possible the implications of these developments for our business and financial condition in accordance with the Company's obligations under the federal securities laws. Without an extension we are unable to accomplish this without unreasonable effort.

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Richard A. Causey                  (713)             853-6161
     -----------------                  -----             ------------------
         (Name)                         (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).   __X__   Yes  _____  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?   __X__ Yes   _____  No

         If so, attach an explanation of the anticipated change, both narratively and quantiatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As announced in the Company's October 16, 2001 earnings release, the Company estimates total recurring net income of $393 million for the third quarter of 2001, versus $292 million a year ago. As also announced in the October 16, 2001 release, during the third quarter of 2001, non-recurring charges totaling $1.01 billion after-tax were recognized, resulting in a total net loss for the quarter, including non-recurring items, of $(618) million, or $(0.84) per diluted share, versus income of $292 million, or earnings of $0.34 per diluted share, during the third quarter of 2000. As fully disclosed in the Form 8-K filed by the Company on November 8, 2001, attached hereto as Exhibit A, the Company will be restating its financial statements for the years ended December 31, 1997 to 2000.

-------------------------------------------------------------------------------


                                  Enron Corp.
               ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    November 14, 2001           By:  \s\ Richard A. Causey
       -------------------------          -----------------------------
                                              Executive Vice President and
                                              Chief Accounting Officer

                                                                      EXHIBIT A

                     UNITED STATES SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT


                        Pursuant to Section 13 or 15(d)
                     of the Securities Exchange Act of 1934

                        Date of Report: November 8, 2001


                         Commission File Number 1-13159

                                  ENRON CORP.
             (Exact name of registrant as specified in its charter)


           Oregon                                     47-0255140
-------------------------------            -------------------------------
(State or other jurisdiction of            (I.R.S. Employer Identification
incorporation or organization)                      Number)


        Enron Building
      1400 Smith Street
       Houston, Texas                                  77002
-------------------------------            -------------------------------
(Address of principal executive                     (Zip Code)
         Offices)

                                 (713) 853-6161
              ----------------------------------------------------
              (Registrant's telephone number, including area code)

                                  ENRON CORP.

Item 5.  Other Events.

Enron Corp. (NYSE: ENE) is providing information to investors concerning several important matters:

         o A required restatement of prior period financial statements to reflect: (1) recording the previously announced $1.2 billion reduction to shareholders' equity reported by Enron in the third quarter of 2001; and (2) various income statement and balance sheet adjustments required as the result of a determination by Enron and its auditors (which resulted from information made available from further review of certain related-party transactions) that three unconsolidated entities should have been consolidated in the financial statements pursuant to generally accepted accounting principles. The restatement is outlined in TABLE 1;

         o Enron intends to restate its financial statements for the years ended December 31, 1997 through 2000 and the quarters ended March 31 and June 30, 2001. As a result, the previously-issued financial statements for these periods and the audit reports covering the year-end financial statements for 1997 to 2000 should not be relied upon;

         o The accounting basis for the $1.2 billion reduction to shareholders' equity mentioned above;

         o The Special Committee appointed by Enron's Board of Directors to review transactions between Enron and related parties;

         o Information regarding the LJM1 and LJM2 limited partnerships formed by Enron's then Chief Financial Officer, the former CFO's role in the partnerships, the business relationships and transactions between Enron and the partnerships, and the economic results of those transactions as known thus far to Enron, which are outlined in TABLE 2; and

         o     Transactions between Enron and other Enron employees.

The restatements discussed below affect prior periods. After taking into account Enron's previously disclosed $1.2 billion adjustment to shareholders' equity in the third quarter of 2001, these restatements have no effect on Enron's current financial position.

As used herein, "Enron" means Enron Corp. or one or more of its subsidiaries or affiliates. The dollar amounts and percentages set forth herein are rounded amounts and percentages.

 ...............

1. Background on Special Purpose Entities and Related-Party Transactions

Enron, like many other companies, utilizes a variety of structured financings in the ordinary course of its business to access capital or hedge risk. Many of these transactions involve "special purpose entities," or "SPEs." Accounting guidelines allow for the non-consolidation of SPEs from the sponsoring company's financial statements in certain circumstances. Accordingly, certain transactions between the sponsoring company and the SPE may result in gain or loss and/or cash flow being recognized by the sponsor, commonly referred to by financial institutions as "monetizations."

LJM Cayman, L.P. ("LJM1") and LJM2 Co-Investment, L.P. ("LJM2") (collectively "LJM") are private investment limited partnerships that were formed in 1999. Andrew S. Fastow, then Executive Vice President and Chief Financial Officer of Enron, was (from inception through July 2001) the managing member of the general partners of LJM1 and LJM2. Enron believes that the LJM partnerships have as limited partners a significant number of institutions and other investors that are not related parties to Enron. These partnerships are a subject of the Special Committee's investigation and it is possible that the Committee's review will identify additional or different information concerning matters described herein.

2. Restatement of Prior Period Financial Statements

Enron will restate its financial statements from 1997 to 2000 and the first and second quarters of 2001 to: (1) reflect its conclusion that three entities did not meet certain accounting requirements and should have been consolidated, (2) reflect the adjustment to shareholders' equity described below, and (3) include prior-year proposed audit adjustments and reclassifications (which were previously determined to be immaterial in the year originally proposed). Specifically, Enron has concluded that based on current information:

         o The financial activities of Chewco Investments, L.P. ("Chewco"), a related party which was an investor in Joint Energy Development Investments Limited Partnership ("JEDI"), should have been consolidated beginning in November 1997;

         o The financial activities of JEDI, in which Enron was an investor and which was consolidated into Enron's financial statements during the first quarter of 2001, should have been consolidated beginning in November 1997; and

         o The financial activities of a wholly-owned subsidiary of LJM1, which engaged in derivative transactions with Enron to permit Enron to hedge market risks of an equity investment in Rhythms NetConnections, Inc., should have been consolidated into Enron's financial statements beginning in 1999.

The effects of the restatements are outlined in Table 1. A description of the restatements follows the table.

                                    TABLE 1

                                  ENRON CORP.
                                  RESTATEMENTS
                 DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS
                                   UNAUDITED

                                                                              1ST QTR   2ND QTR    3RD QTR
                                         1997     1998      1999      2000      2001      2001      2001
                                        ------------------------------------------------------------------
Net income as reported                  $  105(a) $  703    $  893    $  979    $  425    $  404    $ (618)
Restatements:
    Consolidation of JEDI and Chewco       (45)     (107)     (153)      (91)     --        --        --
    Consolidation of LJM1 subsidiary      --        --         (95)       (8)     --        --        --
    Raptor equity adjustment              --        --        --        --        --        --        --
    Prior year proposed audit
      adjustments and reclassifications    (51)       (6)       (2)      (33)       17         5       (17)
                                        ------------------------------------------------------------------
NET INCOME RESTATED                          9       590       643       847       442       409      (635)
                                        ------------------------------------------------------------------


Diluted EPS as reported                   0.16      1.01      1.10      1.12      0.49      0.45     (0.84)
DILUTED EPS RESTATED                     (0.01)     0.86      0.79      0.97      0.51      0.46     (0.86)
                                        ------------------------------------------------------------------

Recurring net income as reported           515       698       957     1,266       406       404       393
Restatements:
    Consolidation of JEDI and Chewco       (45)     (107)     (153)      (91)     --        --        --
    Consolidation of LJM1 subsidiary      --        --         (95)       (8)     --        --        --
    Raptor equity adjustment              --        --        --        --        --        --        --
    Prior year proposed audit
      adjustments and reclassifications    (51)       (6)       (2)      (33)       17         5       (17)
                                        ------------------------------------------------------------------
RECURRING NET INCOME RESTATED              419       585       707     1,134       423       409       376
                                        ------------------------------------------------------------------


Diluted recurring EPS as reported         0.87      1.00      1.18      1.47      0.47      0.45      0.43
DILUTED RECURRING EPS RESTATED            0.71      0.85      0.87      1.33      0.49      0.46      0.41
                                        ------------------------------------------------------------------

Total assets as reported                22,552    29,350    33,381    65,503    67,260    63,392
Restatements:
    Consolidation of JEDI and Chewco       447       160       187      (192)     --        --
    Consolidation of LJM1 subsidiary      --        --        (222)     --        --        --
    Raptor equity adjustment              --        --        --        (172)   (1,000)   (1,000)
    Prior year proposed audit
      adjustments and reclassifications    (79)      (87)     (147)     (364)   (1,249)      247
                                        ------------------------------------------------------------------
TOTAL ASSETS RESTATED                   22,920    29,423    33,199    64,775    65,011    62,639    61,177(b)
                                        ------------------------------------------------------------------

Debt as reported                         6,254     7,357     8,152    10,229    11,922    12,812
Restatements:
    Consolidation of JEDI and Chewco       711       561       685       628      --        --
    Consolidation of LJM1 Subsidiary     --        --        --        --         --        --
    Raptor equity adjustment             --        --        --        --         --        --
    Prior year proposed audit
      adjustments and reclassifications  --        --        --        --         --        --
                                        ------------------------------------------------------------------
DEBT RESTATED                            6,965     7,918     8,837    10,857    11,922    12,812    12,978(b)
                                        ------------------------------------------------------------------

Equity as reported                       5,618     7,048     9,570    11,470    11,727    11,740
Restatements:
    Consolidation of JEDI and Chewco      (262)     (391)     (540)     (810)     --        --
    Consolidation of LJM1 subsidiary      --        --        (166)       60        60        60
    Raptor equity adjustment              --        --        --        (172)   (1,000)   (1,000)
    Prior year proposed audit
      adjustments and reclassifications    (51)      (57)     (128)     (242)     (286)       11
                                        ------------------------------------------------------------------
EQUITY RESTATED                          5,305     6,600     8,736    10,306    10,501    10,811     9,491(b)
                                        ------------------------------------------------------------------

------------
(a) After effect of significant contract restructuring charge totaling $463 million (after tax)

(b) Represents estimated balances pending completion of September 30, 2001 financial statements

A.       Restatement Number 1

Enron's decision that Chewco should be consolidated beginning in November 1997 is based on current information that Chewco did not meet the accounting criteria to qualify as an unconsolidated SPE. As a result of Chewco's failure to meet the criteria, JEDI, in which Chewco was a limited partner, also did not qualify for nonconsolidation treatment. Because of those consolidations, Enron's prior-year reported debt amounts will be increased by both JEDI's and Chewco's borrowings. The net effect will reduce Enron's prior-years' reported net income and shareholders' equity amounts. In addition, Enron's net income is reduced for specific JEDI revenues previously allocated to Chewco, relating to the appreciation in value of Enron stock, which eliminate upon consolidation. This, in effect, reduces Enron's share of JEDI's earnings.

B. Restatement Number 2

Enron's decision that the LJM1 subsidiary should be consolidated in 1999 and 2000 is based on Enron's current assessment that the subsidiary did not qualify for nonconsolidation treatment because of inadequate capitalization. Accordingly, Enron now believes that the hedging transactions in which Enron engaged with the LJM1 subsidiary (related to Enron's investment in the stock of Rhythms NetConnections, Inc.) should have been consolidated into Enron's financial statements for 1999 and 2000. This consolidation has the effect of reducing Enron's net income in 1999 and 2000 and shareholders' equity in 1999 and increasing shareholders' equity in 2000, thus eliminating the income recognized by Enron on these derivative transactions.

C. Restatement Number 3

As discussed in Section 3 below, concerning Enron's recent disclosure of a $1.2 billion reduction to shareholders' equity in the third quarter of 2001, shareholders' equity will be reduced by $172 million beginning as of June 30, 2000, and by an additional $828 million beginning as of March 31, 2001, to properly record notes receivable (described in Section 3 below) as a reduction to equity.

D. Restatement Number 4

The restatements will also include prior-year proposed audit adjustments and reclassifications which were determined to be immaterial in the year originally proposed.

3. Accounting Basis for $1.2 Billion Reduction in Shareholders' Equity

Enron's previously-announced $1.2 billion reduction of shareholders' equity primarily involves the correction of the effect of an accounting error made in the second quarter of 2000 and in the first quarter of 2001. As described in more detail below, four SPEs known as Raptor I-IV (collectively, "Raptor") were created in 2000, permitting Enron to hedge market risk in certain of its investments. (LJM2 invested in these entities, but the related-party nature of the transaction is not relevant to the accounting correction). As part of the capitalization of these entities, Enron issued common stock in exchange for a note receivable. Enron increased notes receivable and shareholders' equity to reflect this transaction. Enron now believes that, under generally accepted accounting principles, the note receivable should have been presented as a reduction to shareholders' equity (similar to a shareholder loan). This treatment would have resulted in no net change to shareholders' equity. The net effect of this initial accounting entry was to overstate both notes receivable and shareholders' equity by approximately $172 million (which represented less than 2% of shareholders' equity at the time) in each of the second quarter, third quarter, and year-end financial statements of Enron for the year 2000.

In the first quarter of 2001, Enron entered into contracts with Raptor that could have obligated Enron to issue Enron common stock in the future in exchange for notes receivable. Enron accounted for these transactions using the accounting treatment described in the preceding paragraph. This resulted in an additional overstatement of both notes receivable and shareholders' equity by $828 million. As a result of these errors, shareholders' equity and notes receivable were overstated by a total of $1 billion in the unaudited financial statements of Enron at March 31 and June 30, 2001.

In the third quarter of 2001, Enron purchased LJM2's equity interests in Raptor for $35 million. As previously discussed, Enron accounted for this transaction as a reduction to Enron shareholders' equity and notes receivable by $1.2 billion. Enron recorded a $200 million equity reduction (which was part of the $1.2 billion reduction) related to the excess of the fair value of contracts deliverable by Enron over the notes receivable recorded in shareholders' equity, as adjusted.

Prior period financials will be restated to adjust shareholders' equity for all periods affected as shown in Section 2.

4. The Special Committee

Based on various reports and information concerning Enron's transactions with certain related parties, on October 31, 2001, the Board of Directors elected William Powers, Dean of the University of Texas School of Law, to the Board, and appointed Dean Powers as Chairman of a newly formed Special Committee of the Board to conduct an independent investigation and review of transactions between Enron and certain related parties. The Special Committee also was charged with taking any disciplinary action that it deems appropriate, communicating with the Securities and Exchange Commission (which has commenced a formal investigation of these matters), and recommending to the Board any other appropriate actions. The other members of the Special Committee are independent directors Frank Savage, CEO of Savage Holdings LLC, Paulo Ferraz Pereira, Executive Vice President of investment bank Group Bozano, and Herbert S. Winokur, Jr., Chairman and CEO of Capricorn Holdings, Inc.

The Special Committee has retained the law firm of Wilmer, Cutler & Pickering as its counsel. The firm's representation is led by William R. McLucas, former head of the Division of Enforcement of the SEC. Wilmer, Cutler has retained Deloitte & Touche to provide related accounting advice to the law firm. The Special Committee's review is in its early stages. It will include an analysis of both the underlying substance and business purposes of the transactions, as well as an analysis of their financial impact on Enron and, to the extent information is available, on the related parties. The duration of the Special Committee's review, and the ultimate results of that review, have not yet been determined. While the information provided herein reflects Enron's current understanding of the relevant facts, it is possible that the Special Committee's review will identify additional or different information concerning these matters.

5. The LJM Limited Partnerships and Transactions with Enron

A. The LJM Partnerships.

As discussed above, LJM1 and LJM2 are private investment limited partnerships. Enron believes that, under the LJM1 and LJM2 limited partnership agreements (as with many similar agreements in private equity investing), the general partners are entitled to receive a percentage of the profits in excess of their portions of total capital contributed to the partnerships depending upon the performance of the partnerships' investments. Enron also believes that the general partners are entitled to receive annual management fees based in part on formulas that take into account the total amount of capital committed and/or invested by the limited partners. Enron now believes that Mr. Fastow received in excess of $30 million relating to his LJM management and investment activities. Enron believes that the initial capital commitments to LJM1 were $16 million, and the aggregate capital commitments to LJM2 were $394 million.

LJM1 and LJM2 were described to the Enron Board of Directors as potential sources of capital to buy assets from Enron, potential equity partners for Enron investments, and counterparties to help mitigate risks associated with Enron investments. The Board also was informed that LJM1 and LJM2 intended to transact business with third parties. Prior to approving Mr. Fastow's affiliation with LJM1 and LJM2, the Board determined that Mr. Fastow's participation in the partnerships would not adversely affect the interests of Enron. The Board approved the initial transaction with LJM1 and recognized that Enron may (but was not required to) engage in additional transactions with LJM1.

The Board directed that certain controls be put into place relating to Mr. Fastow's involvement with the partnerships and transactions between Enron and the partnerships. The Board required review and approval of each transaction by the Office of the Chairman, the Chief Accounting Officer and the Chief Risk Officer. The Board also recognized the ability of the Chairman of the Board to require Mr. Fastow to resign from the partnerships at any time, and directed that the Audit and Compliance Committee conduct annual reviews of transactions between Enron and

LJM1 and LJM2 completed during the prior year. Whether these controls and procedures were properly implemented is a subject of the Special Committee's investigation.

Enron believes that, as of July 31, 2001, Mr. Fastow sold his interests in LJM1 and LJM2 to Michael J. Kopper, and that Mr. Fastow ceased to be the managing member of their general partners. Prior to that time, Mr. Kopper reported to Mr. Fastow as a non-executive officer of an Enron division. Enron believes Mr. Kopper resigned from Enron immediately before purchasing Mr. Fastow's interests in LJM2. Mr. Fastow is no longer working for Enron.

B. General Summary of LJM Transactions.

From June 1999 through September 2001, Enron and Enron-related entities entered into 24 business relationships in which LJM1 or LJM2 participated. These relationships were of several general types, including: (1) sales of assets by Enron to LJM2 and by LJM2 to Enron; (2) purchases of debt or equity interests by LJM1 or LJM2 in Enron-sponsored SPEs; (3) purchases of debt or equity interests by LJM1 or LJM2 in Enron affiliates or other entities in which Enron was an investor; (4) purchases of equity investments by LJM1 or LJM2 in SPEs designed to mitigate market risk in Enron's investments; (5) the sale of a call option and a put option by LJM2 on physical assets; and (6) a subordinated loan to LJM2 from an Enron affiliate. The financial results of these transactions are summarized in Table 2 below.

                                    TABLE 2

                     UNAUDITED SUMMARY OF LJM TRANSACTIONS
                                 (IN MILLIONS)

                                                                                      IMPACT OF LJM
                                                          CASH AND                     TRANSACTIONS
                                             LJM        OTHER VALUE      LJM NET        ON ENRON'S
                                          INVESTMENT  RECEIVED BY LJM   CASH FLOW    PRE-TAX EARNINGS
                                          ------------------------------------------------------------
2001:

Sale of Assets                              $   --        $    --        $    --        $    0.7

Purchases of Equity/Debt in
  Enron-Sponsored Special Purpose
  Entities                                      --           52.5           52.5              --

Investments in Enron Affiliates                3.4           49.7           46.3              --

Portfolio Special Purpose Entities              --           75.5           75.5          (166.2)(a)

Call Option                                     --             --             --              --

Transactions with LJM and Other Entities        --             --             --              --

Transaction with LJM and Whitewing              --             --             --              --
                                          ------------------------------------------------------------
           Total                           $   3.4        $ 177.7        $ 174.3         $(165.5)
                                          ============================================================

2000:

Sale of Assets                             $  30.0(b)     $  32.4        $   2.4         $  86.6

Purchases of Equity/Debt in
  Enron-Sponsored Special Purpose
  Entities                                   100.7           64.4          (36.3)             --

Investments in Enron Affiliates               66.5           19.3          (47.2)             --

Portfolio Special Purpose Entities           127.1          148.5           21.4           517.9(a,c)

Call Option                                   11.3           12.5            1.2              --

Transactions with LJM and Other Entities       7.5           11.7            4.2              --

Transaction with LJM and Whitewing            40.3             --          (40.3)             --
                                          ------------------------------------------------------------
           Total                           $ 383.4        $ 288.8        $ (94.6)        $ 604.5
                                          ============================================================

1999:

Sale of Assets                              $   --        $    --        $    --        $     --

Purchases of Equity/Debt in
  Enron-Sponsored Special Purpose
  Entities                                    73.8           15.4          (58.4)            2.4

Investments in Enron Affiliates               44.5            1.0          (43.5)           16.9

Portfolio Special Purpose Entities            64.0           95.2(d)        31.2           119.5(c)

Call Option                                     --             --             --              --

Transactions with LJM and Other Entities        --             --             --              --

Transaction with LJM and Whitewing              --           38.5           38.5              --
                                          ------------------------------------------------------------
           Total                           $ 182.3        $ 150.1        $ (32.2)        $ 138.8
                                          ============================================================

Summary Totals:

Sale of Assets                              $ 30.0        $  32.4        $   2.4        $   87.3

Purchases of Equity/Debt in
  Enron-Sponsored Special Purpose
  Entities                                   174.5          132.3          (42.2)            2.4

Investments in Enron Affiliates              114.4           70.0          (44.4)           16.9

Portfolio Special Purpose Entities           191.1          319.2          128.1           471.2

Call Option                                   11.3           12.5            1.2              --

Transactions with LJM and Other Entities       7.5           11.7            4.2              --

Transaction with LJM and Whitewing            40.3           38.5           (1.8)             --
                                          -----------------------------------------------------------
           Total                           $ 569.1        $ 616.6        $  47.5         $ 577.8
                                          ===========================================================

                                                                       ---------
Estimated Fair Value of Existing
LJM Investments                                                          $  43.6(e)
                                                                       =========

    (a) The pre-tax earnings impact of transactions with LJM2 through the Raptor SPEs was approximately $532 million in 2000 and $545 million for the nine months ended September 30, 2001. During 2000 and the nine months ended September 30, 2001, the Raptor SPEs hedged losses related to Enron investments of $501 million and $453 million respectively. The 2001 pre-tax earnings amount includes a $711 million pre-tax charge in the quarter ended September 30, 2001 related to the termination of the Raptor SPEs.

    (b) This amount excludes a seller financed note from Enron to LJM of approximately $70 million.

    (c) These pre-tax earnings resulted from a transaction with an LJM1 affiliate related to Enron's equity investment in Rhythms Netconnections, Inc. As previously stated, Enron now believes, based on current information, that the financial activities of the LJM1 affiliate should have been consolidated into its financial statements in 1999 and 2000 and will be restating prior years' financial statements to reflect this change. The pre-tax earnings / (loss) impact of this transaction was approximately $119.5 million and ($14.1) million in 1999 and 2000 respectively.

    (d) This amount represents Enron's estimate of the value received in Enron common stock, a portion of which was restricted. The estimate was based on a 36% discount off of the screen price on the date of issuance for shares that were restricted and estimated proceeds received by LJM from the sale of the unrestricted shares.

    (e) This amount represents Enron's estimated fair value of the six investments made by LJM that remain outstanding.

C. Sale of Assets.

In June 2000, LJM2 purchased dark fiber optic cable from Enron for a purchase price of $100 million. LJM2 paid Enron $30 million in cash and the balance in an interest-bearing note for $70 million. Enron recognized $67 million in pre-tax earnings in 2000 related to the asset sale. Pursuant to a marketing agreement with LJM2, Enron was compensated for marketing the fiber to others and providing operation and maintenance services to LJM2 with respect to the fiber. LJM2 sold a portion of the fiber to industry participants for $40 million, which resulted in Enron recognizing agency fee revenue of $20.3 million. LJM2 sold the remaining dark fiber for $113 million in December 2000 to an SPE that was formed to acquire the fiber. In December 2000, LJM2 used a portion of the proceeds to pay in full the note and accrued interest owed to Enron. At the time of LJM2's sale of the fiber to the SPE, Enron entered into a derivative contract which served as credit support for the benefit of some of the debt holders of a third-party investor in the SPE. This credit support provided the lender with a specified rate of return. As a result, Enron's credit exposure under the $70 million note was replaced with $61 million in remaining exposure under the derivative contract. LJM2 earned $2.4 million on its resale of the fiber.

D. Purchases of Equity/Debt in Enron-Sponsored SPEs.

Between September 1999 and December 2000, LJM1 or LJM2 purchased equity or debt interests in nine Enron-sponsored SPEs. LJM1 and LJM2 invested $175 million in the nine SPEs. These transactions enabled Enron to monetize assets and generated pre-tax earnings to Enron of $2 million in 1999.

Enron believes that LJM received cash of $15 million, $64 million and $53 million in 1999, 2000 and 2001, respectively, relating to its investments in these entities. In three instances, third-party financial institutions also invested in the entities. LJM invested on the same terms as the third-party investors. In one of these nine transactions, Enron entered into a marketing agreement with LJM2 that provided Enron with the right to market the underlying equity. This arrangement gave Enron profit potential in proceeds received after LJM2 achieved a specified return level. In six of these nine transactions, Enron repurchased all or a portion of the equity and debt initially purchased by LJM.

The SPEs owned, directly or indirectly, a variety of operating and financial assets. For example, Yosemite Securities Trust was a finance entity which facilitated Enron's ability to raise funds in the capital markets through the use of credit-linked notes, a standard financing arrangement offered by investment banks. Osprey Trust is beneficially-owned by a number of financial institutions and is a limited partner in Whitewing Associates, L.P., an Enron unconsolidated affiliate ("Whitewing"). Enron is the other partner. Whitewing purchased certain Enron investments for future sale.

In addition, as a result of these transactions, Enron was able to monetize equity interests with investment banks. These monetizations resulted in Enron's recognizing $146 million and $5 million in pre-tax earnings in 2000 and 2001, respectively, and $252 million in cash inflows, all in 2000.

E. Investment in Enron Affiliates.

In two transactions, LJM2 made direct and indirect investments in stock (and warrants convertible into stock) of New Power Holdings, Inc. ("NPW"). NPW initially was a wholly-owned subsidiary of Enron, subsequently included other strategic and financial investors, and in October 2000 became a public company. NPW is engaged in the retail marketing and retail sale of natural gas, electricity and other commodities, products and services to residential and small commercial customers in the United States. In January 2000, LJM2 invested $673,000 in Cortez Energy Services LLC ("Cortez"), a limited liability company formed by Enron and LJM2, and Enron contributed five million shares of NPW stock to Cortez. In July 2000, in a private placement, LJM2 purchased warrants exercisable for NPW stock for $50 million on the same terms as third-party investors. Enron believes that LJM2 still owns these investments.

In September 1999, LJM1 acquired from Enron a 13% equity interest in a company owning a power project in Brazil for $10.8 million, and acquired redeemable preference shares in a related company for $500,000. Enron recognized a $1.7 million loss on the sale of these interests to LJM1. Enron recognized revenues of $65 million, $14 million and $5 million from a commodity contract with the company owning the power project in 1999, 2000 and 2001, respectively. As part of an exclusive marketing arrangement to sell LJM1's equity in the project to third-parties and to limit LJM1's return, Enron paid LJM1 a $240,000 fee in May 2000. In 2001, Enron repurchased LJM1's 13% equity interest and the redeemable preference shares for $14.4 million. Enron currently owns this equity interest.

In December 1999, LJM2 paid Enron $30 million for a 75% equity interest in a power project in Poland. Enron recognized a $16 million gain in 1999 on the sale. Enron paid $750,000 to LJM2 as an equity placement fee. In March 2000, Enron repurchased 25% of the equity in the Polish power project from LJM2 for $10.6 million, and Whitewing acquired the remaining 50% from LJM2 for $21.3 million. Enron and Whitewing still own their respective equity interests.

In December 1999, LJM2 acquired a 90% equity interest in an Enron entity with ownership rights to certain natural gas reserves for $3 million. As a result, Enron recognized $3 million in revenue from an existing commodity contract. Subsequently, LJM2 assigned a portion of its ownership interest in the entity to Enron and Whitewing at no cost (to achieve certain after-tax benefits). Enron believes LJM2 continues to own its remaining interest.

F.  Portfolio SPEs.

Enron and LJM established a series of SPEs in order to mitigate market exposures on Enron investments, including investments in NPW, Rhythms NetConnections, Inc., and other technology, energy, and energy-related companies. LJM made $191 million in equity investments in five separate SPEs, three of which (Raptor I, II and IV) were also capitalized with Enron stock and derivatives which could have required the future delivery of Enron stock. Raptor III was capitalized with an economic interest in warrants convertible into stock of NPW. The fifth SPE is discussed in Section 2B above. Enron subsequently engaged in hedging transactions with these SPEs, which included price swap derivatives, call options and put options. The derivatives and options generally were intended to hedge Enron's risk in certain investments having an aggregate notional amount of approximately $1.9 billion.

With respect to the four Raptor SPEs, Enron acquired LJM2's equity in the SPEs during the third quarter of 2001 for $35 million. Enron recognized pre-tax earnings (losses) relating to risk management activities of $119 million, $518 million and ($166) million in 1999, 2000 and 2001, respectively, including the effect of a $711 million pre-tax charge recognized in 2001, related to the termination of the Raptor SPEs. During 2000 and the nine months ended September 30, 2001, the Raptor SPEs hedged losses of $501 million and $453 million, respectively. The fifth SPE was used to hedge Enron's exposure arising from an investment in the stock of Rhythms NetConnections, Inc. However, it was subsequently determined that it did not meet the criteria to qualify for unconsolidated treatment. (See Section 2B for a discussion of the restatement related to the fifth SPE.)

In total, LJM1 and LJM2 invested $191 million and received $319 million (an estimated $95 million of which is non-cash value from the receipt of 3.6 million shares of Enron restricted stock) related to their investments in these five SPEs.

G.  Call Option.

In May 2000, Enron purchased a call option from LJM2 on two gas turbines, at the same time that LJM2 contracted to purchase the gas turbines from the manufacturer. Enron paid LJM2 $1.2 million for this right during a seven-month period in 2000. The call option gave Enron the right to acquire these turbines from LJM2 at LJM2's cost, which was $11.3 million. The call option was subsequently assigned from Enron to an Enron-sponsored SPE capitalized by a third-party financial institution. In December 2000, the call option was exercised by the SPE and it acquired the turbines from LJM2 at cost.

H. Transactions with LJM and Other Entities.

Enron sold its contractual right to acquire a gas turbine to a utility for $15.8 million in July 2000. Enron recognized a pre-tax gain of $3.5 million on the transaction. At the same time, the utility entered into a put option agreement with LJM2 relating to the turbine under which the utility paid LJM2 $3.5 million. Subsequently, upon the execution of an engineering, procurement and construction contract with a wholly-owned subsidiary of Enron, the utility assigned the contractual right to acquire the gas turbine to that subsidiary.

In December 1999, Enron sold an equity investment in Enron Nigeria Barge Ltd. to an investment bank and provided seller financing. In June of 2000, LJM2 purchased this equity investment directly from the investment bank for $7.5 million and the assumption of the seller-financed note from Enron. In September 2000, LJM2 sold the equity investment to an industry participant for $31.2 million. The proceeds from LJM2's sale were used by LJM2 to repay the principal and interest on the note from Enron in the amount of $23.0 million. The remaining $8.2 million repaid LJM2's $7.5 million purchase price and provided a profit of $700,000 to LJM2.

I. Transaction between LJM and Whitewing.

In December 1999, a wholly-owned subsidiary of Whitewing entered into a $38.5 million credit agreement with LJM2, the borrower. The loan had a term of one year and carried an interest rate of LIBOR+2.5%. The loan amount (including interest) of $40.3 million was repaid by LJM2 in 2000.

J. Currently Outstanding LJM2 Transactions.

Enron believes that LJM2 currently has interests in six of the investments described above in which LJM2 originally invested $124 million, and that LJM2 has received cash inflows of $27 million from these investments. These investments include $23 million in equity in two Enron-sponsored SPEs, $32.5 million in equity in Osprey Trust $3 million in equity in an Enron affiliate, and $50.7 million in direct equity investments in NPW (representing two transactions).

Enron and LJM2 also entered into various agreements relating to cash management services, employee services, and office space provided by Enron to LJM2. In addition, Enron paid LJM2 a management fee for certain transactions, and other transaction fees described above. Enron also reimbursed LJM2 for transaction-related expenses (such as legal and tax fees and other costs) associated with some of the transactions described above.

6. Other Transactions

Like many other companies involved in trade and finance, Enron (through affiliates, subsidiaries, and SPEs) routinely engages in financing arrangements with third-party financial institutions, including commercial banks, investment banks and institutional investors, to fund acquisitions of assets or businesses, project development activities, and similar business arrangements. These activities are transacted with third parties using structures similar in some respects to the arrangements entered into with LJM. Enron provides credit support to the creditors of SPEs through the use of financial guarantees and hedging contracts. The payment of fees to third-party financial institutions and institutional investors, such as debt and equity placement fees and structuring fees, is common in debt and equity syndications.

7. Other Employee Transactions

From June 1993 through November 1997, an Enron subsidiary was the general partner of JEDI and a third-party, the California Public Employees' Retirement System ("CalPERS"), was the limited partner. In November 1997, JEDI made a liquidating distribution to CalPERS of $383 million. Concurrently, Chewco purchased a limited partnership interest in JEDI for $383 million, $132 million of which was financed by an interest-bearing loan from JEDI to Chewco, and $240 million of which was borrowed from a third-party financial institution (supported by a guarantee from Enron). The restatement resulting from the Chewco transaction is discussed in 2A. Based on current information, Enron believes that a non-executive officer of an Enron division, Michael J. Kopper, was an investor in the general partner of Chewco and, at the time of the purchase, also was the manager of the Chewco general partner.

From December 1997 to December 2000, Chewco received distributions of $433 million from JEDI. Among other things, Chewco used a portion of these distributions to make repayments on its JEDI loan and to repay an additional borrowing from the third-party financial institution.

In December 1999, Chewco purchased a $15 million equity interest in Osprey Trust, an Enron-sponsored SPE, from LJM1.

In March 2001, Enron purchased Chewco's limited partnership interest in JEDI for $35 million. In September 2001, Enron paid an additional $2.6 million to Chewco in connection with a tax indemnification agreement between JEDI, Chewco and Enron. Of the total purchase consideration, $26 million was used by Chewco to make a payment on the JEDI loan. Chewco currently has an outstanding balance due on the JEDI loan of $15 million. JEDI is currently a wholly-owned subsidiary of Enron.

Enron now believes that Mr. Kopper also was the controlling partner of a limited partnership that (through another limited partnership) in March 2000 purchased interests in affiliated subsidiaries of LJM1. Enron also now believes that four of the six limited partners of the purchaser were, at the time of the investment, non-executive officers or employees of Enron, and a fifth limited partner was an entity associated with Mr. Fastow. These officers and employees, and their most recent job titles with Enron, were Ben Glisan, Managing Director and Treasurer of Enron Corp.; Kristina Mordaunt, Managing Director and General Counsel of an Enron division; Kathy Lynn, Vice President of an Enron division; and Anne Yaeger, a non-officer employee. Enron is terminating the employment of Mr. Glisan and Ms. Mordaunt. Ms. Lynn and Ms. Yaeger are no longer associated with Enron and Enron believes they are now associated with LJM2. At the time these individuals invested in the limited partnership, LJM1 had ceased entering into new transactions with Enron. However, some pre-existing investments involving LJM1 and Enron were still in effect, and Enron believes that these investments resulted in distributions or payments to LJM1 and to the limited partnership in which these individuals invested.

Pursuant to a services agreement among Enron, LJM1, and LJM2, Enron made available to LJM1 and LJM2 a portion of the time of certain of its employees to provide administrative assistance to the general partners of LJM1 and LJM2. Mr. Kopper, Ms. Lynn and Ms. Yaeger, among other Enron employees, were made available to LJM1 or LJM2 from time to time during their employment by Enron.

This statement includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by Enron or on its behalf. These forward-looking statements are not historical facts, but reflect Enron's current expectations, estimates and projections. All statements contained herein which address future operating performance, events or developments that are expected to occur in the future (including statements relating to earnings expectations) are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include results of the Special Committee's review and results of the SEC investigation.

Item 7.  Exhibits.

         (c) Exhibits.

                  Exhibit 99.1   - Enron Corp. press release dated November 8,
                                   2001 regarding related party and off-balance sheet transactions and restatement of earnings





                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   ENRON CORP.


Date:  November 8, 2001            By: /s/ RICHARD A. CAUSEY
                                      --------------------------------------
                                           Richard A. Causey
                                           Executive Vice President and Chief
                                             Accounting Officer
                                             (Principal Accounting Officer)

                               INDEX TO EXHIBITS


                         NO.                   DESCRIPTION
                        ----                   -----------

                  Exhibit 99.1   - Enron Corp. press release dated November 8,
                                   2001 regarding related party and off-balance sheet transactions and restatement of earnings

EX-99.1

[ENRON LOGO]                                           Enron
                                                       P.O.Box 1188
                                                       Houston, TX 77251-1188





                                                       Mark Palmer
                                                       (713) 853-4738

ENRON PROVIDES ADDITIONAL INFORMATION ABOUT RELATED PARTY AND OFF-BALANCE SHEET
-------------------------------------------------------------------------------
TRANSACTIONS; COMPANY TO RESTATE EARNINGS FOR 1997-2001
-------------------------------------------------------

FOR IMMEDIATE RELEASE:  Thursday, Nov. 8, 2001

         HOUSTON - Enron Corp. (NYSE: ENE) today provided additional information about various related party and off-balance sheet transactions in which the company was involved. The information was posted today on the company's website at www.enron.com/corp/sec and also made available in a Form 8-K Report filed today with the Securities and Exchange Commission (SEC).

         Specifically, Enron's filing provides information about:

         o a required restatement of prior period financial statements to reflect the previously disclosed $1.2 billion reduction to shareholders' equity, as well as various income statement and balance sheet adjustments required as the result of a determination by Enron and its auditors, based on current information, that certain off-balance sheet entities should have been included in Enron's consolidated financial statements pursuant to generally accepted accounting principles;

         o the restatement of its financial statements for 1997 through 2000 and the first two quarters of 2001. As a result, financial statements for these periods and the audit reports relating to the year-end financial statements for 1997 through 2000 should not be relied upon;

         o the accounting basis for the above-mentioned reduction to shareholders' equity;

         o the special committee appointed by the Enron Board of Directors to review transactions between Enron and related parties;

         o information regarding the two LJM limited partnerships formed by Enron's then Chief Financial Officer, his role in the partnerships, the business relationships and transactions between Enron and the partnerships, and the economic results of those transactions as known thus far; and

         o    transactions between Enron and certain other Enron employees.

         "We believe that the information we have made available addresses a number of the concerns that have been raised by our shareholders and the SEC about these matters," said Ken Lay, Enron Chairman and CEO. "We will continue our efforts to respond to investor requests for information about our operational and financial condition so they can evaluate, appreciate and appropriately value the strength of our core businesses."

Restatement of Earnings
-----------------------

         As further described on Enron's website, and its Form 8-K Report, Enron will restate prior years' financial statements to reflect its review of current information concerning the transactions discussed below. After taking into account Enron's previously disclosed adjustment to shareholders' equity in the third quarter of 2001, these restatements have no effect on Enron's current financial position.

Based on this review, Enron has determined that:

         o the financial activities of Chewco Investments, L.P. (Chewco), a related party which was an investor in Joint Energy Development Investments Limited Partnership (JEDI), should have been consolidated beginning in November 1997;

         o the financial activities of JEDI in which Enron was an investor and which was consolidated into Enron's financial statements during the first quarter of 2001, should have been consolidated beginning in 1997; and

         o the financial activities of a wholly-owned subsidiary of LJM1, which engaged in structured transactions with Enron that were designed to permit Enron to mitigate market risks of an equity investment in Rhythms NetConnections, Inc., should have been consolidated into Enron's financial statements beginning in 1999.

         Enron's current assessment indicates that the restatement will include a reduction to reported net income of approximately $96 million in 1997, $113 million in 1998, $250 million in 1999 and $132 million in 2000, increases of $17 million for the first quarter of 2001 and $5 million for the second quarter and a reduction of $17 million for the third quarter of 2001. These changes to net income are the result of the retroactive consolidation of JEDI and Chewco beginning in November 1997, the consolidation of the LJM1 subsidiary for 1999 and 2000 and prior year proposed audit adjustments. The consolidation of JEDI and Chewco also will increase Enron's debt by approximately $711 million in 1997, $561 million in 1998, $685 million in 1999 and $628 million in 2000. The restatement will have no negative impact on Enron's reported earnings for the nine month period ending Sept. 2001.

         Enron is one of the world's leading energy, commodities and services companies. The company markets electricity and natural gas, delivers energy and other physical commodities, and provides financial and risk management services to customers around the world. Enron's Internet address is www.enron.com. The stock is traded under the ticker symbol "ENE."

This press release includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by Enron or on its behalf. These forward-looking statements are not historical facts, but reflect Enron's current expectations, estimates and projections. All statements contained in this press release which address future operating performance, events or developments that are expected to occur in the future (including statements relating to earnings expectations) are forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include results of the Special Committee's review and results of the S.E.C. investigation.

                                      ###